SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	February 5, 2004 Shaw Communications Inc.

By:
/s/ R.D. Rogers

R.D. Rogers
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE

Shaw Moves Closer to Providing Telephony Service
-Receives CLEC Registration-

Calgary, AB, February 4, 2004 — Shaw Communications announced today that it has registered with the CRTC as a Competitive Local Exchange Carrier (“CLEC”). CLEC status will entitle Shaw to interconnect with incumbent telephone companies and long distance providers on an equal basis. In addition, as a registered CLEC, Shaw will be able to provide E911 service, local number portability (giving customers the ability to port their existing telephone number), access to new telephone numbers and a variety of other traditional telephone functions such as caller ID, call waiting and call forwarding.

“We intend to be a provider of reliable, primary line telephony service using Voice-over-IP (“VoIP”) technologies. Becoming a CLEC is an important step in the development of our VoIP strategy. Telephony is a business of interconnections and interconnecting to the incumbents is an essential part of the business”, said Jim Shaw, CEO of Shaw Communications.

Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet and satellite direct-to-home (“DTH”) services to approximately 2.9 million customers. Shaw is traded on the Toronto and New York stock exchanges (Symbol: TSX – SJR.B, NYSE – SJR).

Contact:

Michael D’Avella
Senior Vice President, Planning
Shaw Communications Inc.
(403) 750-4500